FORM 102F6 INSIDER REPORT (See instructions on the back of this report)	Notice: Collection and use of personal information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)						BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)			BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT
INTERNATIONAL THUNDERBIRD GAMING CORPORATION						FAMILY NAME OR CORPORATE NAME DUVAL
GIVEN NAMES JEAN
BOX 2. INSIDER DATA						NO. STREET APT. 2285 BELLERIVE BLVD.			9 ALBERTA : ONTARIO : BRITISH COLUMBIA 9 QUEBEC 9 MANITOBA 9 SASKATCHEWAN 9 NEWFOUNDLAND 9 NOVA SCOTIA
RELATIONSHIP(S) TO REPORTING ISSUER		DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER	DD	MM	YY	CITY CARIGNAN
4			17	02	04	PROV. POSTAL CODE QUEBEC, CANADA J3L 4Z7
CHANGE IN RELATIONSHIP FROM LAST REPORT	9 YES : NO		DD	MM	YY	BUSINESS TELEPHONE NUMBER 450-699-2357 EXT	CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT	9 YES : NO
BUSINESS FAX NUMBER 450-699-7189

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C								D	E	F

					TTRANSACTIONS
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE			NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DD	MM	YY
COMMON	10,000					0	0			10,000	2	WIFE
COMMON	89,125					0	0			89,125	1
STOCK OPTIONS	225,000	27	07	04	50	60,000	0	$0.32	X	285,000	1

BOX 6. REMARKS
ATTACHMENT 9 YES : NO
This form is to be used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.
CORRESPONDENCE : ENGLISH 9 FRENCH
The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in light of the circumstance in which it is submitted, is misleading or untrue.
BOX 7. SIGNATURE
KEEP A COPY FOR YOUR FILE	NAME (BLOCK LETTERS) JEAN DUVAL	SIGNATURE /s/ Jean Duval	DATE OF THIS REPORT	DD 27	MM 07	YY 04
OSC 55-102F6 Rev. 2002/2/8 VERSION FRANCAISE DISPONIBLE SUR DEMANDE